Exhibit 99.2

ALEXCO RESOURCE CORP.

(the “Company”)

June 4, 2020

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 4, 2020. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	WITHHELD
1.	To fix number of Directors at seven (7).	40,293,054	480,811	Carried
		(98.8%)	(1.2%)

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	37,708,391	502,295	Carried
		(98.7%)	(1.3%)
	Elaine Sanders	37,673,536	537,150	Carried
		(98.6%)	(1.4%)
	Karen McMaster	37,665,808	544,878	Carried
		(98.6%)	(1.4%)
	Michael D. Winn	37,738,692	471,994	Carried
		(98.8%)	(1.2%)
	Richard N. Zimmer	37,707,540	503,146	Carried
		(98.7)	(1.3%)
	Rick Van Nieuwenhuyse	37,664,095	546,591	Carried
		(98.6%)	(1.4%)
	Terry Krepiakevich	37,684,305	526,381	Carried
		(98.6%)	(1.4%)

3.	Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	71,690,559	1,103,493	Carried
		(98.5%)	(1.5%)

		FOR	AGAINST
4.	To approve and ratify the grant of certain equity-based incentive awards in 2019 to the independent directors.	31,342,210 (82.0%)	6,868,475 (18.0%)	Carried

Dated at Vancouver, British Columbia, this 4th day of June, 2020.

Alexco Resource Corp.

Per:	“Mike Clark”
Mike Clark
Chief Financial Officer